UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

 Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On December 11, 2020, Lion Group Holding Ltd. entered into a Securities Purchase Agreement (the “Securities Purchase Agreement) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received $1,540,000 in exchange for the issuance of:

●	9% Senior Secured Convertible Debenture (the “Debenture”) in the principal amount of $1,600,000; and
●	a 2-year warrant (the “Warrant”) to purchase 5,000,000 American Depositary Shares (“ADS”) of the Company at an exercise price of $2.00 per ADS.
●	a warrant to purchase 1,200,000 ADS (“Series A Warrant”) until on or prior to 5:00 p.m. (New York City time) on December 14, 2027 at an exercise price of $2.45 per ADS.
●	a 7-year warrant to purchase 7,500,000 ADS (“Series C Warrant”, together with Series A Warrant and the Warrant, the “Warrants”) at an exercise price of $2.45 per ADS, the exercisability of which shall vest ratably from time to time in proportion to the exercise of the Warrant by the holder of the Series C Warrant.

The transactions contemplated under the Securities Purchase Agreement closed on December 14, 2020. The Company intends to use the proceeds from the issuance of the Debenture and the Warrant for working capital purposes.

The Debenture matures on June 14, 2023, bears interest at a rate of 9% per annum, and is convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $2.00 per share. Interest is payable quarterly in cash, or the Company may pay accrued interest in its ADSs.

The Warrants contain provisions permitting cashless exercise subject to certain conditions.

The Debenture may be prepaid at any time in an amount equal to 115% of the principal amount plus accrued interest.

The Debenture and the Warrants contain conversion limitations providing that a holder thereof may not convert the Debenture or exercise the Warrants to the extent (but only to the extent) that, if after giving effect to such conversion, the holder or any of its affiliates would beneficially own in excess of 4.99% the ordinary shares immediately after giving effect to such conversion or exercise. A holder may increase or decrease its beneficial ownership limitation upon notice to the Company provided that in no event such limitation exceeds 9.99%, and that any increase shall not be effective until the 61st day after such notice.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities under the Registration Rights Agreement.

The Company’s obligations under the Securities Purchase Agreement are jointly and severally, unconditionally and irrevocably, guaranteed by its subsidiaries: Lion Wealth Limited, Lion Foreign Exchange Limited and Lion Wealth Management Limited (the “Subsidiary Guarantors”), upon the terms and subject to the conditions set forth in a Subsidiary Guarantee made by each of the Subsidiary Guarantors (the “Subsidiary Guarantee”).

The Company and the Subsidiary Guarantors have pledged substantially all of their assets as security for amounts due under the Debenture, upon the terms and subject to the conditions set forth in a Security Agreement among the Company, the Subsidiary Guarantors and the Purchaser (the “Security Agreement”).

Upon the occurrence of an event of default under the Debenture, the outstanding principal amount of the Debenture and accrued interest but unpaid interest, and interest accrues equal to the lesser of 18% per annum or the maximum rate permitted under applicable law, liquidated damages and other amounts owing immediately due and payable in cash at the mandatory default amount.

The Company has also granted the Purchaser a 24-month right to participate in specified future financings, up to a level of 30%.

The Debenture and the Warrants were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The ADSs to be issued upon conversion of the Debenture and the exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Debenture, the Series A Warrant, the Warrant, the Series C Warrant, the Security Agreement, the Subsidiary Guarantee and the Registration Rights Agreement attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 , respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated December 11, 2020.
10.2	Form of 9% Senior Secured Convertible Debenture dated December 14, 2020.
10.3	Form of Series A American Depositary Shares Purchase Warrant dated December 14, 2020.
10.4	Form of Series B American Depositary Shares Purchase Warrant dated December 14, 2020.
10.5	Form of Series C American Depositary Shares Purchase Warrant dated December 14, 2020.
10.6	Form of Security Agreement dated December 14, 2020.
10.7	Form of Subsidiary Guarantee dated December 14, 2020.
10.8	Form of Registration Rights Agreement dated December 11, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2020	Lion GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

3